Articles of Amendment

To the

Articles of Incorporation

Pursuant to the provisions of the Nevada Revised Statutes, the undersigned corporation adopts the following Articles of Amendment to its Articles of Incorporation:

FIRST:   The following amendment to the Articles of Incorporation was adopted on March 31, 2014, as prescribed by the Nevada Revised Statutes.

Paragraph 1 of Article VI of the Articles of Incorporation shall be amended to read as follows:

“Authorized Capital Stock. The aggregate number of shares which this Corporation shall have authority to issue is three billion, ten million (3,010,000,000) shares, consisting of (a) three billion (3,000,000,000) shares of Common Stock, par value $0.001 per share (the "Common Stock") and (b) ten million (10,000,000) shares of preferred stock, par value $0.001 per share (the "Preferred Stock"), issuable in one or more series as hereinafter provided. A description of the classes of shares and a statement of the number of shares in each class and the relative rights, voting power, and preferences granted to the, and restrictions imposed upon the, shares of each class are as set forth in this Article 6.”

SECOND:   Such amendment was adopted by a vote of the shareholders.  The number of shares voted for the amendment was sufficient for approval.

INFRASTRUCTURE DEVELOPMENTS CORP.

/s/ Eric Mondandon

Name: Eric Montandon

Title: CEO and director

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